Exhibit 99.5

NICE Wins Technical Development Award at 2020 Symphony
Hackathon for Integration with its Cloud-Based Messaging and
Collaboration Platform

NICE demonstrated its Trading Recording solution’s ability to capture and archive Symphony voice and chat conversations and retrieve and play back these communications

Hoboken, N.J., January 12, 2021 – NICE (Nasdaq: NICE) today announced that it has received the ‘Most Cutting-Edge Technical Development’ Award at the Symphony Innovate 2020 Hackathon London. NICE was recognized for taking the important first step to fully integrate its market-leading NTR compliance recording solution with Symphony, a cloud-based messaging and collaboration platform used by many of the world’s leading financial services organizations.

The Symphony Innovate Hackathon was established to spur development of unique and innovative solutions that help financial services firms optimize the way they work. Hackathon teams are judged according to their degree of innovation and the potential commercial impact of their projects. Through its integration, NICE successfully demonstrated NTR’s ability to capture and archive Symphony voice and chat conversations, and associated metadata, and search for, retrieve and play back these communications.

Chris Wooten, Executive Vice President, NICE, stated, “We’re thrilled to have been recognized for our cutting-edge technology development with Symphony. As financial services organizations accelerate their digital transformation and adopt new communication modalities in growing numbers, they need to continue to be mindful of MiFID II, Dodd-Frank and other regulations that require all types of communications to be recorded for regulatory compliance. This proof of concept is an important first step forward to extending our popular NTR compliance recording solution to Symphony users.”

Olivier Poupeney, Director of Developer Relations, Symphony, explained, “Hackathons continue to be an integral component to the development of vital and ingenious workflow automations and apps on Symphony. Hackathons encourage and breed innovation, as shown through NICE’s development of their NTR integration. It is creations such as this that will help drive the evolution of regulatory compliance-based integrations. Congratulations to NICE and their expert execution to develop NTR.”

Winning entries from the Symphony Innovate Hackathon London and other virtual Symphony Hackathons will advance to the Symphony Olympics which will be hosted by Symphony in 2021. This will see winners from all around the globe compete against each other.

Offered as an on-premise or cloud solution, the NICE Trading Recording System (NTR) is an all-in-one compliance-focused trade conversation recording platform used by most of the world’s leading banks and investment firms for capturing and archiving trade conversations from turrets, desk phones, and mobile phones, as well as voice, video, chat and screen sharing from unified communications platforms.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, Cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.